Mail Stop 4561

October 27, 2008

VIA USMAIL and FAX (212) 593 - 5769

Mr. Robert L. Levy
Chief Financial Officer
American Mortgage Acceptance Company
625 Madison Avenue
New York, New York 10022

> **Re: American Mortgage Acceptance Company**
> **Form 10-K as of December 31, 2007**
> **Filed on 3/31/2008**
> **File No. 001-14583**

Dear Mr. Robert L. Levy:

　　　　We have reviewed your response letter dated October 2, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 3 – Investments In Mortgage Loans Receivable, Net, pages 46 – 52

1.   We have read your response to comment one.   Please clarify how the process you disclosed addresses the need to provide a general allowance as contemplated in SFAS 5.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

2.   We note your response to comment 6 of our previous letter. In your response, you state that you do not believe the forbearance agreement should be filed because you do not view it as a modification or an amendment of the original loan agreement. However, the forbearance agreement appears to be a waiver of a material term or condition of the loan agreement, and it resulted in an increase in the amount of interest payable by you to

Centerline. Therefore, please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551–3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief